EXHIBIT 16.3

Randy Renfro
Hunter & Renfro, LLP
455 Capitol Mall, Suite 235
Sacramento, CA 95814	By E-mail & Post
April 30, 2009

Re: Information for Filing of TCI’s 10-K

Dear Mr. Renfro

Enclosed please find the 8-K that we are in the process of filing and which we are required to provide to you. Pursuant to item 4.01 section 3 of the enclosed 8-K we intend to file regarding our change of accountant, we are requesting that you send a letter to the Securities and Exchange Commission (SEC) that you agree with the statements made by TCI in response to 304 (a) or if not, why not.

2377 Gold Meadow Way, # 100 God River, CA 95670

Phone: (916) 631-1987    Fax: (916) 631-1515